

Mail Stop 3561

March 15, 2018

Patrick Johnson
Chief Executive Officer
Cherubim Interests, Inc.
1304 Norwood Dr.
Bedford TX. 76022

> **Re: Cherubim Interests, Inc.**
> **Form 10-K for the Fiscal Year Ended August 31, 2016**
> **Response Dated February 12, 2018**
> **File No. 001-37612**
>
> **Form 8-K filed February 1, 2018**
> **File No. 001-37612**

Dear Mr. Johnson:

We have reviewed your February 12, 2018 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 17, 2017 letter.

Form 10-K for the Fiscal Year Ended August 31, 2016

1. Please tell us when you plan to file your Form 10-K for the fiscal year ended August 31, 2017 and your Form 10-Q for the period ended November 30, 2017. In this regard, we note that your Form 10-K was due on November 29, 2017 and your Form 10-Q was due on January 16, 2018.

General Information About Our Company, page 5

2. We note your response to comment 1 and have the following comments related to your February 29, 2016 acquisition of Victura Roofing LLC and Cherubim Builders Group LLC ("VICT"):

- Please tell us in your response each class of common or preferred stock in existence for Cherubim Interests, Inc. <u>immediately after</u> the acquisition and quantify the number of shares issued and outstanding for each class of stock. For example, if you had common stock, Series A Preferred Stock, Series B Preferred Stock, and Series C Preferred Stock issued and outstanding immediately after the acquisition, your response should list these classes of stock and tell us the number of shares issued and outstanding for each immediately after the acquisition. For each class of preferred stock, also quantify the number of common shares into which the preferred shares are convertible. Finally, for each class of common or preferred stock that you identify, tell us the voting rights for a single share of that class of stock. Please consider presenting this information to us in a table for ease of understanding.

- Please describe to us any arrangements in existence for Cherubim immediately after the acquisition that were potentially dilutive to your equity, i.e. that could have resulted in the potential issuance of additional shares of stock. Examples of such arrangements are convertible debt, warrants or stock options. As part of your response, tell us the number of shares of each class of common or preferred stock that was potentially issuable under such arrangements.

- Please tell us the name of each shareholder that owned greater than 5% of your common stock on an as-converted basis immediately after the acquisition, and tell us the percentage of your common stock on an as-converted basis owned by each such shareholder on that date.

- Your response states, "Prior to the Victura Roofing Sub transaction Cherubim issued Series A Preferred Stock." Tell us the specific date or dates the Series A Preferred Stock was issued, the number of shares issued on each such date, and the amount of consideration you received in exchange for issuing the Series A Preferred Stock on each such date.

- Tell us the voting rights for a single share of Series A Preferred Stock. Your previous responses indicated that Series A Preferred Stock was entitled to more votes than other classes of stock and was your controlling series of preferred stock, but please tell us the specific number of votes to which a single share of Series A Preferred Stock is entitled.

- We are unable to locate where your Series A Preferred Stock is presented on your balance sheets or statements of stockholders' equity in the Forms 10-Q and Forms 10-K previously filed with us. Please tell us the specific Form 10-Q or Form 10-K that reflected this stock in its financial statements or otherwise disclosed to your investors that you had issued this stock. If the financial statements contained in your previous Forms 10-Q and Forms 10-K never reflected the issuance of this stock, please tell us whether and how your lack of presentation of Series A Preferred Stock in your financial statements complied with U.S. GAAP.

- We note that several sentences in your response refer to your accounting for this acquisition in the future tense, despite the fact that the acquisition occurred two years ago. For example, your response states the acquisition "will be accounted for under the acquisition method of accounting" and that you "will record the investment in Victura Roofing Sub at fair value in [your] financial statements as of the transaction date." Please tell us whether you originally accounted for this acquisition at fair value in your financial statements, or alternatively tell us whether your use of the future tense was intended to indicate that you plan to restate your financial statements to change your accounting for this acquisition.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Revenue and Cost of Goods Sold, page 12

3. We note your response to comment 3. As previously requested in our first two comment letters, please tell us in your response and revise your analysis of revenue within MD&A to <u>quantify</u> the amount of revenue generated from each significant line of business during the periods presented in your financial statements. Include in your response a quantification of revenues by line of business for the most recently filed annual and interim financial statement periods.

Form 8-K filed February 1, 2018

General

4. We note your disclosure regarding the January 9, 2018 Securities Purchase Agreement. We also note your disclosure in a press release dated January 16, 2018 that the "companies have scheduled an escrow closing for the transfer of securities." Please revise your Form 8-K to clearly disclose whether this deal has closed and whether the trust units have been issued to you.

5. We note your disclosure that you have entered into an agreement to purchase 5,114 trust units from NVC Fund, LLC, and your statement in a press release dated January 16, 2018 that the fair market value of one trust unit was appraised and valued at $48,881. Please provide additional disclosure with respect to the basis for the valuation of the trust units, and file the valuation conducted by Standard and Partners as an exhibit. In this regard, we note that the valuation document referenced as Exhibit A to the Securities Purchase Agreement appears to be omitted.

6. We note your disclosure that you "commit[] to raising One Hundred Million Dollars ($100,000,000) in financing for the Saint James Holding and Investment Company Self-Sustaining Intentional Communities Coin." We also note your statement in a press release dated January 3, 2018 that you "executed a financing commitment of $100,000,000 to launch Initial Coin Offering for the Self Sustaining Intentional Communities Coin." Please revise your Form 8-K to include additional detail about the

role you expect to play in launching the SJT initial coin offering, including whether you expect SJT coins will be issued in a registered offering. Please also clearly disclose whether you are dependent upon additional financing to purchase SJT coins and whether you have entered into a definitive agreement to purchase SJT coins.

You may contact Andrew Blume, Staff Accountant, at (202) 551-3254 or Jennifer Thompson at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Bagley, Staff Attorney, at (202) 551-2545, Lisa Kohl, Legal Branch Chief, at (202) 551-3252, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara L. Ransom
Assistant Director
Office of Consumer Products